ROPES & GRAY	ROPES & GRAY LLP
	ONE INTERNATIONAL PLACE		BOSTON, MA 02110-2624	617-951-7000	F 617-951-7050
	BOSTON	NEW YORK	PALO ALTO	SAN FRANCISCO	WASHINGTON, DC	www.ropesgray.com

August 8, 2005	David B. Walek
(617) 951-7388
david.walek@ropesgray.com

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Daniel F. Duchovny and Matthew J. Benson, Esq.

Re: Brookstone, Inc. Schedule 13E-3 and Schedule 14A—File No. 0-21406

Dear Messrs. Duchovny and Benson,

On behalf of our client Brookstone, Inc. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter (the “Comment Letter”) received by telecopy on August 2, 2005, concerning the preliminary proxy statement on Schedule 14A under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the Transaction Statement on Schedule 13E-3 of the Company, Brookstone Holdings Corp., a Delaware corporation (“Parent”), Brookstone Acquisition Corp., a Delaware corporation (“Acquisition”), OSIM Brookstone Holdings, L.P., a Cayman Islands limited partnership (“OBH LP”), OSIM Brookstone Holdings, Inc., a Cayman Islands corporation (“OSIM Inc.”), Philip Roizin, an individual, the Executive Vice President, Finance and Administration of the Company, and Michael Anthony, an individual, the Chairman, President and Chief Executive Officer of the Company (together with the Company, Parent, Acquisition, OBH LP, OSIM Inc. and Mr. Roizin, the “Filing Persons”) under the Exchange Act, in each case by the response. In addition, we enclose a copy of a revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Transaction Statement”), which is being filed with the SEC today. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

We represent the Company. To the extent that any response relates to Parent, Acquisition, OBH LP, OSIM Inc., CIBC World Markets Corp., J.W. Childs Associates, L.P., Temasek Capital (Private) Limited or OSIM International Ltd, such response is included in this letter based on information provided to the Company and us by such other entities or their respective advisors.

ROPES & GRAY LLP

Schedule 13E-3

1.	We note your responses to comments 1 and 2. Please provide us with the following information. We may have additional comments after reviewing your response.

•	When did the acquiring entities first raise the need to obtain Mr. Anthony’s agreement to reinvest his proceeds from the merger into the new holding entity?

RESPONSE: The acquiring entities first raised the requirement that Mr. Anthony and other members of management agree to reinvest a portion of their proceeds from the merger in the equity capitalization of the Company, which was ultimately determined to be accomplished through an investment in the new holding company, at the November 9, 2004 meeting among Mr. Anthony, Mr. Roizin, OSIM International Ltd. (“OSIM”), Temasek Capital (Private) Limited (“Temasek”) and J.W. Childs Associates, L.P. (“JWC”) at the offices of J.W. Childs in Boston. We respectfully refer the Staff to “Special Factors—Background of the Merger” for additional information regarding this meeting.

•	What was the purpose of obtaining that agreement from the point of view of the acquiring entities?

RESPONSE: The acquiring entities believe that it is important to the future success of the Company’s business that Mr. Anthony maintain a personal economic investment in the Company which is significant to him and which is independent of any equity incentive awards that he receives in connection with his employment, so that his interests are further aligned with those of the shareholders of the acquiring entities. As described in the Proxy Statement, such investment would also serve as a source of financing for the acquisition.

•	When did the management reinvestment agreements begin to be negotiated?

RESPONSE: We respectfully advise the Staff that the management agreement negotiations began on March 28, 2005. Additionally, in response to the above Comment and also Comment 6, we intend to revise “Special Factors—Background of the Merger” to include the following additional detail regarding discussions relating to the management agreement between Brookstone Holdings Corp. and Mr. Anthony:

1.	Potential tax structures for management’s participation in the equity capitalization of the Company following the acquisition were discussed by certain members of the investor group with Mr. Anthony during late January 2005 and early February 2005 in response to concerns raised by Mr. Anthony regarding the general tax treatment of the proposed management reinvestment.

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2.	As a result of the Company’s receipt of the investor group’s March 18th non-binding indication of interest, the board of directors of the Company instructed Mr. Anthony to refrain from negotiating the terms of management’s employment or equity arrangements until a special committee of the board of directors had been formed.

3.	On March 24, 2005, Mr. Anthony retained Weil Gotshal & Manges LLP to represent him in connection with the negotiation of his employment and equity arrangements.

4.	On March 28, 2005, Mr. Anthony delivered an initial draft of a term sheet relating to his employment and equity arrangements to the investor group.

5.	The term sheet circulated by Kaye Scholer on April 7, 2005 on behalf of the investor group was circulated on the basis that it would serve as the basis for continuing discussions of Mr. Anthony’s employment and equity arrangements.

6.	Multiple drafts of the term sheet were exchanged by Mr. Anthony on the one hand, and by the investor group on other hand, during the period from April 11, 2005 and ending on April 15, 2005.

•	How did the negotiation of this agreement progress in relation to the merger agreement negotiation?

RESPONSE: We respectfully refer the staff to the disclosure included in “Special Factors—Background of the Merger” and to the additional disclosures described in our response to the previous ‘bulleted’ comment from the Staff. We also note that the negotiation of the management agreement occurred independently of, and in parallel with, the negotiation of the merger agreement.

•	What are the activities of Brookstone Holdings, Inc., Brookstone Acquisition Corporation, OSIM Brookstone Holdings, L.P., and OSIM Brookstone Holdings, Inc.?

RESPONSE: These entities were formed for the sole purpose of effecting the acquisition of the Company by the investor group and are not engaged in any other activities.

•	What was the purpose for forming these entities? Was it solely to effect the merger and hold the securities of Brookstone, Inc.?

ROPES & GRAY LLP

RESPONSE: These entities were formed for the sole purpose of effecting the acquisition of the Company by the investor group and are not engaged in any other activities.

•	With respect to the directors and executive officers of these entities, as listed on page 103 of the preliminary proxy statement, are they employed by these acquisition entities?

RESPONSE: None of the officers of such entities are employees thereof.

In addition, in response to the Staff’s oral request, we respectfully resubmit our response to Comment 1 of the Staff’s June 27, 2005 letter to the Company. As discussed in the Proxy Statement, Michael Anthony has entered into a binding agreement regarding his ownership interests in OBH LP. Neither OBH LP nor any other executive officers or members of senior management of the Company have entered into agreements or made binding commitments with respect to such executive officers’ or managers’ ownership interests in OBH LP following the closing of the transaction.

It is anticipated that in connection with the merger, certain executive officers other than Mr. Anthony (together with Mr. Anthony, the “Management Participants”) will have an opportunity to acquire Class A Interests and fully-vested Class B Interests of OBH LP, which investments are expected to represent approximately 4.8% of the fully-diluted equity of OBH LP as of the closing (but which under certain circumstances could represent up to approximately 5.2% of the fully-diluted equity of OBH LP as of the closing) determined without giving effect to the grant of Class B Interests under the management equity incentive program to be established by the Company in connection with the merger, none of which will be vested as of the closing. No such executive officer is anticipated to acquire more than 0.5% of such fully diluted equity, other than Philip Roizin, who is anticipated to have an opportunity to acquire up to approximately 0.7% of such fully diluted equity. No executive officers or other members of senior management were engaged in the negotiation of the terms and conditions of the equity holdings of OBH LP or the terms of any management employment arrangements following the merger, except that Mr. Anthony and Mr. Roizin were involved in the negotiation of the terms and conditions of Mr. Anthony’s equity and employment arrangements.

Mr. Roizin has been added as a filing person on the Schedule 13E-3. The other Management Participants (excluding Mr. Anthony) have not been added as filing persons given the immaterial nature of their potential equity investments in OBH LP and the fact that they did not engage in negotiating these post-closing arrangements in connection with the transaction.

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Furthermore, in response to the Staff’s oral request, we respectfully resubmit our response to Comment 2 of the Staff’s June 27, 2005 letter to the Company. We respectfully advise the Staff that we do not believe that OSIM, JWC or Temasek (the “Sponsor Entities”) or Acquisition, Parent, OBH LP or OSIM Inc. (collectively, the “Acquisition Entities”) should be filing persons in connection with the Schedule 13E-3 and do not believe that any of them are “affiliates” of the Company within the meaning of Rule 13E-3. We have not amended the Proxy Statement to include the Sponsor Entities as filing persons in connection with the Schedule 13E-3 and respectfully request permission from the Staff to remove the Acquisition Entities.

An “affiliate” for purposes of Rule 13E-3 is defined as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the issuer.” We believe that none of the Acquisition Entities or Sponsor Entities is or will be in a control relationship with the Company, through share ownership or otherwise prior to the merger, and the Management Participants do not have any ability to control the Company or any of the Acquisition Entities or Sponsor Entities, nor will they have any ability to control the surviving corporation, through share ownership. As of July 8, 2005, (i) Mr. Anthony beneficially owned approximately 3.2% of the Company’s outstanding common stock, (ii) other than Mr. Anthony, no single Management Participant beneficially owned more than 1.0% of the Company’s outstanding common stock. Similarly, the Management Participants’ collective interest in the equity securities of OBH LP, which entity will indirectly own all of the outstanding capital stock of the surviving corporation, will not be material. The total aggregate equity investment to be made by the Management Participants in OBH LP is anticipated to represent approximately 3.1% of the total cash equity investment made to OBH LP for purposes of financing the merger and approximately 4.7% of the fully-diluted equity of OBH LP as of the closing. The Management Participants will also be issued non-voting profit interests in OBH LP (i.e., Class B Interests) representing a maximum of approximately 6.7% of the fully-diluted equity of OBH LP. Approximately 97% of the Class B Interests issued to the Management Participants will be subject to the vesting provisions described on page 70 of the Proxy Statement. No individual Management Participant is anticipated to have a fully-diluted equity interest in OBH LP as of the closing of more than approximately 0.5%, other than Mr. Anthony, who is anticipated to have a fully-diluted equity interest in OBH LP as of the closing of approximately 2.9%, and Mr. Roizin, who is anticipated to have a fully-diluted equity interest in OBH LP as of the closing of approximately 0.7%. In addition, while each Management Participant is involved in corporate affairs or manages designated corporate areas or operations of the Company, each such Management Participant (other than Mr. Anthony, who is also a member of the Company’s board of directors) has a defined and limited area of responsibility with respect to the Company and is anticipated to have a similarly defined and limited area of responsibility with respect to the surviving corporation. Furthermore, no agreements exist through which the Management

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Participants have acted or will act as a “group” with respect to the management of the Company or the surviving corporation. Accordingly, no such Management Participant has or will have the ability, through his position individually or as a member of a management group, to direct or cause the direction of the management and policies of the Company or the surviving corporation. No Management Participant currently has or is currently anticipated to have in the future, any voting or economic interest in, or any ability to exercise control over, any of the Sponsor Entities.

2.	Please refer to comment 6 in our letter dated June 27, 2005. General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. To the extent you add additional filers on the Schedule 13E-3, please revise to ensure that you have provided all disclosure required by Items 3,5,6,10 and 11 for these filing persons.

RESPONSE: Please see our response to Comment 1.

Exhibits

3.	We note your response to comment 7. Please tell us your basis for not including the term sheet related to exhibit (d)(3) or file the agreement and the term sheet with your next amendment.

RESPONSE: In response to the Staff’s comments, the term sheet for Mr. Anthony has been filed as exhibit (d)(3) to this amendment.

Schedule 14A

Summary Term Sheet

4.	We note that the merger consideration has been reduced from $20.50 per share to $20.00 per share. Please revise here to briefly explain the circumstances that caused the parties to reduce the consideration in the merger agreement.

RESPONSE: The disclosure in the proxy statement has been revised in response to the Staff’s comment. Please see the “Summary Term Sheet”.

Conditions to Closing, page 15

5.	We reissue comment 20. We note that there are significant financial conditions before the debt financing funds may be obtained and that these conditions necessitated the amendment of the merger agreement. Briefly describe those conditions here.

ROPES & GRAY LLP

RESPONSE: The disclosure in the proxy statement has been revised in response to the Staff’s comment to include the material financial conditions of the debt financing agreements. Please see page 17.

Background of the Merger, page 19

6.	Describe in greater detail the discussions relating to Mr. Anthony’s agreement to reinvest his proceeds from the merger into the new holding entity and the negotiation of that agreement.

RESPONSE: Please see our response to Comment 1.

7.	Please refer to comment 25 in our letter dated June 27, 2005. We note your response in your correspondence letter, but it remains unclear in the disclosure why the board waited until March 21, 2005 to form the special committee, despite the fact that negotiations with the investor group regarding this transaction had commenced in 2003. As requested previously, revise your disclosure to clearly state the specific reasons why the board delayed forming the special committee.

RESPONSE: The disclosure in the proxy statement has been revised in response to the Staff’s comment to clarify why the special committee was formed after receipt of the formal non-binding indication of interest from the investor group. Please see page 26.

8.	Refer to the last paragraph on page 32. Please clarify why Mr. Anthony and Mr. Roizin participated in the special committee meeting and clarify the extent of their participation.

RESPONSE: The disclosure in the proxy statement has been revised in response to the Staff’s comment to clarify the purpose of their participation. Please see page 35.

9.	Refer to the second full paragraph on page 35 relating to the July 11 special committee meetings. Describe in the last sentence the assessment made by the company’s management in greater detail.

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RESPONSE: The disclosure in the proxy statement has been revised in response to the Staff’s comment. Please see pages 37-38.

Reasons for the Merger

10.	We reissue comment 31. It does not appear that the disclosure added on page 24 responds to our comment.

RESPONSE: The disclosure in the proxy statement has been revised in response to the Staff’s comment to further clarify the assessment by the special committee of the independence of CIBC World Markets and Ropes & Gray. Please see page 27.

11.	We reissue comment 32 and note that the paragraph referenced is now the last bullet point on page 37.

RESPONSE: The disclosure in the proxy statement has been revised in response to the Staff’s comment. Please see pages 40-41.

Fees and Other Benefits for Special Committee Members, page 41

12.	Please correct the reference to a consideration of $20.50 in the last line of page 41.

RESPONSE: The disclosure in the proxy statement has been revised in response to the Staff’s comment. Please see page 44.

Opinion of CIBC World Markets Corp., page 42

13.	Please revise to disclose that CIBC World Markets Corp. rendered a written opinion dated April 15, 2005 stating that the previous merger consideration of $20.50 in cash was fair to the holders of Brookstone common stock. Please also fully discuss the circumstances that resulted in the revised fairness opinion.

RESPONSE: With regard to the Staff’s comment to disclose the delivery of CIBC World Markets’ opinion dated April 15, 2005, the disclosure appearing on page 45 of the proxy statement has been revised in response to the Staff’s comment. We note for the Staff that such disclosure also currently appears on page 33 of the proxy statement.

With regard to the Staff’s comment to disclose the circumstances that resulted in the delivery of CIBC World Markets’ opinion dated July 15, 2005, we believe that the current disclosure in the proxy statement addresses the Staff’s comment. We note for the Staff the disclosure appearing on page 45 which indicates that the July 15, 2005 opinion was delivered in connection with the special committee’s evaluation of the amendment to the merger agreement. We also note for the Staff the disclosure appearing on pages 38-39 in “SPECIAL FACTORS—Background of the Merger” which more fully describes the circumstances that resulted in the amendment to the merger agreement and, accordingly, the delivery of CIBC World Markets’ July 15, 2005 opinion. By referencing CIBC World Markets’ opinion in proper context of the events which led to the amendment to the merger agreement, we believe that the merger background section is the most informative and appropriate place for the requested disclosure.

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14.	Please tell us, with a view toward revised disclosure, why CIBC did not conduct a premiums paid analysis with respect to the revised merger consideration.

RESPONSE: We supplementally advise the Staff that CIBC World Markets did not conduct a premiums paid analysis because it did not consider such an analysis to be relevant under the circumstances. We supplementally advise the Staff that a premiums paid analysis generally evaluates the premiums paid in a transaction relative to a target company’s “unaffected” stock price (i.e., trading prices of a target company prior to public announcement of a transaction). We supplementally advise the Staff that, in the present case, CIBC World Markets believed that the results of a premiums paid analysis no longer would be meaningful given that the merger was originally announced approximately three months before the date of CIBC World Markets’ July 15, 2005 presentation. We believe that the current disclosure summarizes the material financial analyses presented to the special committee in connection with CIBC World Markets’ opinion dated July 15, 2005 and that it would be inappropriate to include disclosure regarding an analysis that was not presented to the special committee and did not form the basis of CIBC World Markets’ opinion.

15.	We reissue comment 34 in part. With respect to each analysis, include the underlying data that resulted in each implied per share equity reference range.

RESPONSE: The disclosure appearing on pages 48 and 49 of the proxy statement has been revised in response to the Staff’s comment to include the underlying data (i.e., relevant multiples) that resulted in the implied per share equity reference ranges referenced in each analysis.

16.	Please refer to comment 35 in our letter dated June 27, 2005. We note the disclosure at the top of page 44 stating that the “summary is not a complete description of the financial analyses performed and factors considered…” This broad disclaimer is inconsistent with your obligations under Item 1015 of Regulation M-A. As requested previously, please delete this statement.

RESPONSE: The disclosure appearing on page 46 of the proxy statement has been revised in response to the Staff’s comment.

Selected Companies Analysis, page 44

17.	Please explain why CIBC excluded “outliers” in conducting this analysis. What were the criteria used by CIBC to determine what comparable company would be an outlier? Also tell us, with a view toward revised disclosure, why you refer to results of this analysis being based on the average of the highs and the lows of the implied per share equity

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reference ranges when the presentation made by CIBC uses the low and median results (see pages 11 and 12 of exhibit (c)(8) to the Schedule 13E-3).

RESPONSE: With regard to the portion of the Staff’s comment regarding outliers excluded from CIBC World Markets’ selected companies analysis, the disclosure appearing on page 48 of the proxy statement has been revised in response to the Staff’s comment.

With regard to the portion of the Staff’s comment regarding the reference in the current disclosure to the average of the highs and the lows of implied per share equity reference ranges in CIBC World Markets’ selected companies analysis, we respectfully submit that the referenced disclosure is consistent with footnote 3 on page 11 of CIBC World Markets’ July 15, 2005 presentation, filed as exhibit (c)(8) to the Schedule 13E-3. We supplementally confirm for the Staff that CIBC World Markets utilized the average of the highs and the lows of implied equity reference ranges for each operational metric observed in order to derive an overall mean implied per share equity reference range in its selected companies analysis. We further supplementally advise the Staff that the purpose of footnote 3 on page 11 of the July 15, 2005 presentation was to indicate that the low to median multiples for the selected companies appearing on page 12 of the July 15, 2005 presentation correspond to the selected multiple ranges utilized in CIBC World Markets’ selected companies analysis, which multiple ranges are now reflected in the disclosure appearing on page 48 as revised in response to the Staff’s comment #15.

Leveraged Buyout Analysis, page 47

18.	The implied per share equity range does not appear to be consistent with the analysis provided on pages 11 and 15 in the updated CIBC presentation. With a view towards disclosure, please reconcile this apparent discrepancy.

RESPONSE: We respectfully submit that the analysis reflected on pages 11 and 15 of CIBC World Markets’ July 15, 2005 presentation is consistent with the implied per share equity reference range derived from CIBC World Markets’ leveraged buyout analysis appearing on page 50 of the proxy statement. With regard to page 11 of the presentation, we note that the per share equity reference range of $17.50 to $19.00 derived from CIBC World Markets’ leveraged buyout analysis corresponds to the range of $17.50 to $19.00 appearing in the current disclosure on page 50. With regard to page 15 of the presentation, we supplementally advise the Staff that page 15 reflects, for illustrative purposes, various leverage statistics implied by the high end (i.e., $19.00) of such implied per share equity reference range.

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Other Factors, page 47

19.	Please disclose in the second bullet point that CIBC did not use the projected results for 2008 and 2009 to calculate the results identified in therein.

RESPONSE: We believe that the current disclosure addresses the Staff’s comment by indicating that the implied transaction multiples derived by CIBC World Markets were based on Brookstone’s fiscal year ended January 29, 2005 revenue and EBITDA and fiscal years ended January 31, 2006 and 2007 estimated EPS. We supplementally confirm that CIBC World Markets did not utilize projected results for Brookstone’s fiscal years ended January 31, 2008 and 2009 in deriving implied transaction multiples. By referring to the actual periods from which the implied transaction multiples were derived, we believe that the current disclosure clearly reflects the basis for the calculation of such implied transaction multiples and that no further revisions are necessary. We also supplementally advise the Staff that the factors included under “Other Factors” were not material to CIBC World Markets’ fairness assessment and, as previously noted for the Staff, were intended to describe comprehensively certain pages in CIBC World Markets’ financial presentation to Brookstone’s special committee which were included solely for informational purposes.

Position of Mr. Michael Anthony and Mr. Philip Roizin at to fairness, page 48

Positions of Parent, Acquisition, OSIM Brookstone Holdings, L.P. and OSIM Brookstone Holdings, Inc. as to Fairness, page 50

20.	Please refer to comment 44 in our letter dated June 27, 2005. We note disclosure indicating that the special committee considered the fact that the company’s common stock traded near or above the merger price within the twelve months preceding the merger agreement. As requested previously, discuss how each filing person considered the higher trading price.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comments. Please see page 54.

Interests of the Company’s Directors and Executive Officers, page 62

21.	We note that Michael Luce is no longer included among the executive officers that will receive a payment in connection with the merger but we have found no reference to any change in his status as an officer of Gardeners’ Eden. We also note that you have determined to dispose of Gardeners’ Eden but there is no reference that this has already occurred. Please tell us why Mr. Luce is no longer included in this disclosure.

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RESPONSE: We respectfully advise the Staff that Mr. Michael Luce’s position with the Company was eliminated as part of the restructuring of Gardeners Eden in connection with the possible sale or divestiture of the Gardeners Eden business which was announced by the Company on June 29, 2005.

Management Reinvestment, page 65

22.	We note that Mr. Anthony has agreed, and other executive officers may agree, to invest in OSIM Brookstone Holdings, L.P. in connection with the merger. We also note that the new chart on page 11 states that management members will hold ownership interests in OSIM Brookstone Holdings, Inc. Please reconcile this apparent discrepancy here and throughout the proxy statement.

RESPONSE: The disclosure on page 68 of the Proxy Statement has been revised to reflect the fact Mr. Anthony and other executive officers who agree to invest in OSIM Brookstone Holdings, L.P. will also receive equity interests in OSIM Brookstone Holdings, Inc., the general partner of OSIM Brookstone Holdings, L.P., having a nominal economic value and having voting rights proportionate with their ownership of certain equity interests of OSIM Brookstone Holdings, L.P. Please also see similar revisions of disclosures on pages 7 and 14.

Adjournment or Postponement of the Annual Meeting, page 109

23.	Refer to your response to previous comment 50 in which you confirmed that you will re-solicit proxies if you waive any material closing condition. Please tell us why you have included the language in this proposal that you may adjourn the meeting in the event the closing conditions have not been satisfied.

RESPONSE: We respectfully advise the Staff that we may adjourn the annual meeting in any event that the closing conditions to the merger have been not satisfied, including, for example, the condition that the Company’s stockholders adopt the amended merger agreement at the annual meeting. Such adjournment will be for the purpose of satisfying any unsatisfied closing condition, including re-soliciting proxies if necessary. In contrast to seeking extra time to satisfy closing conditions, if any other material closing conditions are waived by the Company, Acquisition and Parent, the Company will re-solicit proxies.

Definitive Additional Soliciting Materials filed July 18, 2005

24.	We note your reference to the Private Securities Litigation Reform Act of 1995 in the press release filed as an exhibit to your soliciting materials. The safe harbor for forward looking statements provided in the Reform Act does not apply to statements made in connection with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities

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Exchange Act of 1934. Please confirm that in all future soliciting materials you will exclude the reference to the Reform Act or state explicitly that these safe harbor provisions do not apply in the context of this transaction.

RESPONSE: As requested by the Staff, we confirm on behalf of the Company that pursuant to Sec. 21E(b)(1)(E) the Company will exclude the reference to the Reform Act in all future filings. We respectfully advise the Staff that the Company intends to continue referring to the Reform Act with respect to the forward looking statements not related to the going private transaction, as permitted by Sec. 21E of the Securities Exchange Act of 1934 (“Exchange Act”), including statements subject to the reporting requirements of Section 13(a) of the Exchange Act.

In addition to the responses set forth above, we supplementally advise the Staff that the Company intends to incorporate by reference as permitted pursuant to Instruction D to Schedule 14A. Please see pages 137-138.

The Company is interested in finalizing the Proxy Statement as soon as possible, and would appreciate the Staff’s response to this filing as soon as practicable. If you have any further questions or comments, of if you require any additional information, please contact either David Walek ((617) 951-7388) or Jason Cole ((617) 951-7914) by telephone, or either of them by facsimile at (617) 951-7050. Thank you for your assistance.

Very truly yours,

/s/David B. Walek

David B. Walek

Enclosures

cc:	Stephen Koval, Esq.

Thomas Yadlon, Esq.